UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Regency Energy Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

75885Y 10 7

(CUSIP Number)

Regency LP Acquirer, L.P.

c/o GE Energy Financial Services

General Electric Capital Corporation

General Electric Company

800 Long Ridge Road

Stamford, Connecticut 06927

Telephone: (203) 961-5963

Attn: General Counsel

Attn: Portfolio Manager

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75885Y 10 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Regency LP Acquirer, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 13,168,735

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 13,168,735

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,168,735

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.03%(1)

14.	Type of Reporting Person PN (Limited Partnership)

(1)  The percentage is based upon 145,832,212 Common Units outstanding as of May 27, 2011, as reported in Issuer’s Registration Statement on Form S-3 (“Registration Statement’), filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2011.

CUSIP No. 75885Y 10 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) General Electric Capital Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 13,168,735

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 13,168,735

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,168,735

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.03%(2)

14.	Type of Reporting Person CO

(2)  The percentage is based upon 145,832,212 Common Units outstanding as of May 27, 2011 as reported in the Issuer’s Registration Statement.

CUSIP No. 75885Y 10 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) General Electric Company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 13,168,735

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 13,168,735

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,168,735

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.03%(3)

14.	Type of Reporting Person CO

(3)  The percentage is based upon 145,832,212 Common Units outstanding as of May 27, 2011, as reported in the Issuer’s Registration Statement.

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on June 28, 2007, the Amendment No. 1 to Schedule 13D filed on December 14, 2007, the Amendment No. 2 to Schedule 13D filed on January 10, 2008, the Amendment No. 3 to Schedule 13D filed on April 21, 2008, the Amendment No. 4 to Schedule 13D filed on March 11, 2009, the Amendment No. 5 to Schedule 13D filed on September 4, 2009, the Amendment No. 6 to Schedule 13D filed on May 13, 2010, the Amendment No. 7 to Schedule 13D filed on May 28, 2010, the Amendment No. 8 to Schedule 13D filed on October 27, 2010 and the Amendment No. 9 to Schedule 13D filed on December 9, 2010  (collectively, the “Schedule 13D”).

General Electric Company, a New York corporation (“GE”), General Electric Capital Corporation, a Delaware corporation (“GECC”) and Regency LP Acquirer, L.P., a Delaware limited partnership (“LP Holdings,” and together with GE and GECC, the “Reporting Persons”) are filing this Amendment to disclose the consummation on June 22, 2011 of the sale by LP Holdings to ZLP Fund, L.P. (“ZLP Fund”), ZLP Master Opportunity Fund, Ltd. (“ZLP Master Opportunity Fund”), ZLP Master Utility Fund, Ltd. (“ZLP Master Utility Fund,” and together with ZLP Fund and ZLP Master Opportunity Fund, the “Zimmer Purchasers) of an aggregate 2,108,371 Common Units for total consideration of $50,000,018.27.

Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The following describes plans or proposals, including those relating to the Common Unit Purchase Agreement, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)           The Reporting Persons are the beneficial owners of 13,168,735 Common Units following the closing.  On June 21, 2011, LP Holdings and the Purchasers agreed to the transaction based upon terms similar to prior transactions among the parties.

(b)           None.

(c)           None.

(d)           None.

(e)           None.

(f)            None.

(g)           None.

(h)           None.

(i)            None.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b)    (i)    LP Holdings is the sole record owner of, and has the sole power to vote and dispose of 13,168,735 Common Units. These units represent 9.03% of the outstanding Common Units.

(ii)   Neither GECC nor GE directly own any Common Units. By virtue of their indirect ownership interests in LP Holdings, GECC and GE may each be deemed to possess sole voting and dispositive powers with respect to the 13,168,735 Common Units held by LP Holdings.

(iii)   To the best of the knowledge of the Reporting Persons, none of the persons named in Item 2 owns any of the securities identified in Item 1.

(c)   Other than as described in Item 4, none.

(d)   Not applicable

(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following to the end thereof:

The sale of the 2,108,371 Common Units was based upon terms similar to prior transactions among the parties for total consideration of $50,000,018.27.

Item 7.   Material to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement*

Exhibit B — Common Unit Purchase Agreement, dated as of October 22, 2010, by and among Regency LP Acquirer, L.P. ZLP Fund, L.P., ZLP Master Opportunity Fund, Ltd., ZLP Master Utility Fund, Ltd. and Credit Suisse Management LLC**

*      Filed herewith.

**          Previously filed as Exhibit B to Amendment No. 8 to the Schedule 13D filed by the Reporting Persons with the SEC on October 27, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2011

Regency LP Acquirer, L.P.

By:	EFS Regency GP Holdco II, LLC

Its: General Partner

By:	Aircraft Services Corporation

its Managing Member

	By:	/s/ Tyson R. Yates

Name: Tyson R. Yates

Title: Vice President

General Electric Capital Corporation

	By:	/s/ J. Alex Urquhart

Name: J. Alex Urquhart

Title: Authorized Signatory

General Electric Company

	By:	/s/ J. Alex Urquhart

Name: J. Alex Urquhart

Title: Vice President, General Electric Company